Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2014
(millions of dollars)
Operating revenues	$6,156
Fuel, purchased power costs and delivery fees	(2,944)
Net loss from commodity hedging and trading activities	(76)
Operating costs	(866)
Depreciation and amortization	(1,334)
Selling, general and administrative expenses	(785)
Franchise and revenue-based taxes	(76)
Impairment of goodwill	(1,000)
Other income	27
Other deductions	(190)
Interest income	2
Interest expense and related charges	(2,783)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(3,869)
Income tax benefit	1,156
Equity in earnings of unconsolidated subsidiaries (net of tax)	348
Net loss	(2,365)
Net loss attributable to noncontrolling interests	107
Net loss attributable to EFH Corp.	$(2,258)